

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 30, 2008

Via U.S. Mail and Fax (317)328-5676
Mr. R. Patrick Murray, II
Chief Financial Officer
Calumet Specialty Products Partners, L.P.
2780 Waterfront Parkway E. Drive, Suite 200
Indianapolis, Indiana 46214

      Re: **Calumet Specialty Product Partners, L.P.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed March 4, 2008

              Form 10-Q for the Quarterly Period Ended March 31, 2008
              Filed May 9, 2008
              File No. 0-51734

Dear Mr. Murray:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Recent Accounting Pronouncements, page 69

1.   We note your adoption on January 1, 2007 of FASB Staff Position No. AUG
        AIR-1. Please provide a more detailed description of your planned major
        maintenance activities or turnaround costs and how the adoption resulted in a $6.6
        million increase in partners' capital.

Note 14, Subsequent Events, page 102

2.   We note your acquisition of Penreco for approximately $275 million on January
        3, 2008. It appears that an Item 2.01 Form 8-K should be filed. In the Form 8-K,
        please provide financial statements as required by Rule 3-05 of Regulation S-X
        and provide pro forma financial statements as required by Article 11 of
        Regulation S-X.

Form 10-Q for the period ended March 31, 2008

Note 4, Acquisition of Penreco, page 10and Note 6, Goodwill and Intangible Assets, page
12

3.   We note the intangible assets acquired from Penreco and the 20 year life assigned
        to customer relationships. You indicate that the 20 year life is an estimate of the
        assumed rate of annual customer attrition. Please provide us with supporting
        documentation for valuing the acquired customer relationships and determining
        the life assigned.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief